Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contacts:	Curtis A. Sampson, Chairman and Interim CEO	(952) 996-1674
	Edwin C. Freeman, VP Finance and CFO	(952) 996-1674
	Kristin A. Hlavka, Corporate Controller	(952) 996-1674

Communications Systems, Inc. Reports 2013 Fourth Quarter and Twelve Month Results
and Progress in Strengthening and Revitalizing Its Business

Company Also Announces Regular Quarterly Dividend

Minnetonka, Minnesota - March 11, 2014 -- Communications Systems, Inc. (NASDAQ:JCS) today reported financial results for its fourth quarter and full year ended December 31, 2013 and also reported on progress in implementing its plan to strengthen and revitalize its business that was first announced in September 2013.

Fourth Quarter and Fiscal 2013 Highlights

•

Consolidated 2013 fourth quarter sales increased 6% to $27.3 million from $25.8 million in the 2012 fourth quarter. Full year 2013 sales were $131.3 million, a 26% increase compared to sales of $104.2 million in 2012.

•

The Company’s 2013 “adjusted operating income,” which excludes the impact of the non-cash $5.8 million goodwill impairment loss taken in the 2013 third quarter, increased $3.6 million, a 106% increase over the prior year. After giving effect to the third quarter goodwill impairment charge, the Company’s full year 2013 actual operating income decreased to $1.2 million compared to $3.4 million in 2012. The impact of the goodwill impairment loss on 2013 net income was approximately $4.8 million or $0.56 per share.

•

During the fourth quarter the Company continued to implement its plan, announced September 4, 2013, to strengthen and revitalize its business by focusing all operational and financial responsibility at the business unit level, minimizing corporate level oversight and aggressively reducing costs in order to free up resources for investments in growth.

•

The Company incurred a net loss in the fourth quarter of $803,000 or ($0.09) per diluted share compared to 2012 fourth quarter net income of $92,000 or $0.01 per share primarily due to charges stemming from the implementation of the Company’s revitalization plan, accrual of expenses related to closing Transition Networks’ China engineering center, and an operating loss at the Company’s JDL Technologies subsidiary.

•	The Company’s full year 2013 net loss was $958,000, or ($0.11) per diluted share, compared to net income of $2.2 million or $0.26 per diluted share in fiscal 2012.

•

Suttle achieved sales of $13.2 million in the 2013 fourth quarter, an increase of 12% from $11.9 million in 2012. This represented the tenth consecutive quarter in which Suttle posted increased sales as compared to the corresponding quarter in the prior year. Suttle’s sales for the 2013 full year were $54.3 million, which represented a 21% increase over its 2012 sales of $45.0 million.

•

Transition Networks’ 2013 fourth quarter sales were $11.6 million, a 12% decrease from $13.2 million in 2012 fourth quarter, but, as a result of third and fourth quarter initiatives, an increase of 7% compared to the 2013 third quarter. Transition Networks’ fiscal 2013 sales decreased 19% to $43.9 million from $53.8 million in 2012.

•	JDL Technologies’ 2013 fourth quarter sales were $2.4 million as compared to $666,000 in the prior year fourth quarter, and its fiscal 2013 sales were $33.1 million compared to $5.4 million in 2012.

•

Cash, cash equivalents, and investments increased by $10.5 million during the fourth quarter to $29.7 million as JDL collected a significant amount of the receivables from its South Florida school district customers. At year end the Company had positive working capital of $70.6 million.

          President and Interim CEO Curtis A. Sampson commented: “We are pleased with the progress we have made in implementing our plan to strengthen and revitalize the Company and we continue to be very optimistic about CSI’s future. We believe the results we are reporting today reflect positive business momentum on which we can build as we continue to implement our plan. Although we incurred a loss for the year due to a non-cash, largely non-deductible write-off of Transition’s goodwill in the third quarter, in our view, this is not indicative of Transition’s potential for future profitable growth. However, we recognize that we have a number of challenges ahead of us, including challenges at our Transition Networks and JDL Technologies subsidiaries that we discuss below.

          Mr. Sampson continued, “We are excited about Suttle’s prospects, as it is actively marketing cutting-edge products that are being well received by Tier 1 telecommunications providers. In a separate press release being issued today, Suttle is announcing its new G.hn home networking platform, which will deliver total home connectivity. In addition, due to the revitalization efforts we began in September 2013, we now have a focused leadership team that is reinvigorating Transition and beginning to achieve operational improvements throughout our entire organization. Our revitalization efforts will include strategic investments at both Suttle and Transition Networks in areas that demonstrate strong potential to enhance shareholder value, particularly continuing research and new product development.”

Suttle

          Suttle achieved strong growth in fiscal 2013 posting sales of $54.3 million, a 21% increase over fiscal 2012. Sales to large telecommunications customers increased 29% to $43.3 million in 2013 from $33.6 million in 2012 due to the fulfillment of new product contracts and accounted for 80% of 2013 sales. The growth is attributed to the successful launch of high speed copper connectivity and fiber connectivity platforms for FTTX and Enhanced networks. Sales of structured cabling products increased 49% over 2013 due to an increase in new multi-dwelling unit construction in the U.S. housing market. As a result of increased efficiencies associated with the higher sales level and favorable product mix, Suttle’s gross margin increased to 29% in 2013 compared to 27% in 2012.

Transition Networks

          Transition Networks’ fiscal 2013 sales decreased 19% to $43.9 million compared to $53.8 million in 2012. North America sales decreased 22% or $8.7 million in 2013 from 2012 due to declines in Federal government spending and program delays, as well as the maturation of its enterprise/traditional media conversion products for North America commercial markets. International sales decreased $1.3 million in 2013 or 9% compared to 2012, due to currency fluctuations, project timing and continuing economic problems in some markets. Gross margins generally remained steady in 2013, dropping to 51% in 2013 as compared to 52% in 2012. Transition Networks is focused on developing new products for key growth markets. However revenue from the introduction of these new products has, to date, not been sufficient to offset existing market declines.

JDL Technologies

          JDL Technologies’ fiscal 2013 sales were $ 33.1 million compared to $5.4 million in 2012 due to substantially increased sales to its two South Florida school district customers. In 2013 JDL recognized $23.0 million of revenue from its participation in the Miami-Dade County Public School District (M-DCPS) “Bringing Wireless to the Classroom” initiative and $7.9 million in revenue from the School Board of Broward County (SBBC). JDL Technologies’ gross margin dollars increased 336% in 2013 to $6.7 million driven by the revenue increase. However, its gross margin percentage decreased to 20% from 28% in 2012, because a higher portion of its 2013 revenue was hardware-based in contrast to its more traditional value-added services. Although JDL Technologies will continue to aggressively pursue opportunities at both M-DCPS and SBBC, it has substantially completed the present phase of its work on the “Bringing Wireless to the Classroom” initiative and other projects, and currently has a substantially lower backlog for future projects. Because federal and local funding for investments in IT infrastructure and services for K-12 schools varies substantially from year to year, there have been large swings in JDL’s annual revenues. We expect this volatility in JDL’s annual revenues to continue in 2014 and future years. Accordingly, in order to reduce its dependence on government funding, JDL continues to aggressively pursue opportunities to provide managed services, migration to the cloud, virtualization and other network services for small and medium sized commercial businesses with a focus on healthcare, legal and financial services markets. Its revenue from these commercial businesses increased to $2.2 million in 2013 from $1.3 million in 2012.

Dividend Announcement

          Communications Systems, Inc. also announced that its Board of Directors had declared a dividend of $0.16 per share payable on April 1, 2014 to shareholders of record as of March 20, 2014.

Reconciliation of Non GAAP Financial Measure

          This press release includes financial information prepared in accordance with GAAP, as well as other financial measures, such as adjusted operating income, that are considered a “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. “Adjusted operating income” is a non-GAAP financial measure that excludes the goodwill impairment loss from operating income. The presentation of “Adjusted operating income” is intended to supplement investors’ understanding of our operating performance. Furthermore, this measure is not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance. The table below reconciles Adjusted operating income to Operating income.

	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Operating income	$1,156,367	$3,396,118
Goodwill impairment	5,849,853

Adjusted operating income	$7,006,220	$3,396,118

Further Information

          Further information regarding the Company’s results and related matters will be provided in the Company’s Form 10-K report for the year ended December 31, 2013, which will be filed on March 14, 2014.

Cautionary Statement

          From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are often preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

          Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data
Unaudited

			Unaudited
	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Sales	$27,313,304	$25,756,788	$131,319,510	$104,249,654
Gross margin	9,971,098	10,132,508	44,898,528	41,496,891
Operating (loss) income	(85,622)	201,362	1,156,367	3,396,118
(Loss) Income before income taxes	(100,382)	195,211	1,103,125	3,397,680
Income taxes	702,488	103,250	2,061,013	1,159,566
Net (loss) income	$(802,870)	$91,961	$(957,888)	$2,238,114

Basic net income per share	$(0.09)	$0.01	$(0.11)	$0.26
Diluted net income per share	$(0.09)	$0.01	$(0.11)	$0.26
Cash dividends per share	$0.16	$0.16	$0.64	$0.64

Average basic shares outstanding	8,551,927	8,517,212	8,531,073	8,508,497
Average dilutive shares outstanding	8,551,927	8,490,086	8,531,073	8,518,613

Selected Balance Sheet Data
Unaudited

	December 31, 2013	December 31, 2012
Total assets	$103,532,741	$112,534,645
Cash, cash equivalents and investments	29,722,412	35,947,647
Property, plant and equipment, net	14,941,492	14,474,913
Long-term liabilities	1,837,848	3,297,808
Stockholders’ equity	88,622,043	93,995,393